UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G/A


BECON ROOFING SUPPLY INC.
Common Stock
073685109
Item 1.	a.	Beacon Roofing Supply, Inc.
		b.	One Lakeland Park Drive
			Peabody, MA 01960

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	073685109

Item 3.	Investment adviser registered under section 203 of the Investment
		Advisers Act of 1940

Item 4.	a.	2,220,935
		b.	4.83%
		c.	1.	2,220,935
			2.	      0
			3.	2,220,935
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A